Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS AWARDED THREE NEW CONTRACTS

Updates Q1 Outlook

Calgary, Alberta, July 13, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has been awarded three new contracts, including  a five-year civil construction and mining contract with Suncor Energy (“Suncor”) and two large-diameter pipeline contracts.  The new contracts are expected to help offset a slower-than-expected start to the 2012 fiscal year.

Five-Year Suncor Contract

NAEP is pleased to confirm that it has now signed the previously disclosed five-year contract to supply reclamation, overburden removal and light and heavy civil construction services to Suncor’s oil sands mine operations near Fort McMurray, Alberta. The indicative value of the contract is approximately $500 million with overburden and mine reclamation work to be priced using a quoted unit-price structure, while civil construction work will be priced on a project-by-project basis.

“The signing of this contract means we can  commence the mobilization of heavy equipment to Suncor’s site. Accordingly, we would expect to see work volumes ramp up over the second quarter,” said Rod Ruston, President and CEO of NAEP.

Two New Pipeline Contracts

NAEP has also secured two new pipeline contracts with a combined initial value of $92.5 million. Under the terms of these contracts, NAEP will construct approximately 89 kilometers of 36-inch and 42-inch pipeline in British Columbia and Alberta.  Construction is expected to commence in August 2011, with all segments being substantially completed by March 2012.

“Our new pipeline contracts reflect a better ongoing business environment in the pipeline sector,” said Mr. Ruston.  “We’re seeing more projects coming to market and the contracts we’re signing include a better balance of risk sharing between client and supplier.”

NEWS RELEASE

“Overall, our contract wins at both Suncor and in our Pipeline division are significant for us in that they provide a good foundation for a recovery in our work volumes.  Our activity levels were lower than normal through much of fiscal 2011 and remained weak in the most recent quarter ended June 30, 2011,” added Mr. Ruston. “As we have previously indicated, our business in the first two months of the quarter was impacted by major wildfires and extensive flooding.  Fires in Northern Alberta caused intermittent and costly shutdowns across our Fort McMurray operations, while flooding in Southern Alberta and Saskatchewan impacted our piling projects in these regions. While we expected to be able to partly offset the early difficulties in our Heavy Construction and Mining division with awards of work we believed would be made in late May and June, these awards were delayed due to incomplete engineering. As a result of the adverse weather conditions and low work volumes, we are anticipating that first quarter results will be below initial expectations.”

“Going forward, increased activity levels related to our new contracts should contribute to improving performance and our outlook for the balance of the year remains positive,” said Mr. Ruston.

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control.  Examples of forward looking information in this release include but are not limited to the Company’s expectation for work volumes ramp up over the second quarter at Suncor and that increased activity levels related to the Company’s new contracts should contribute to improving performance.  Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual

NEWS RELEASE

results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months and year ended March 31, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document..

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email: krowand@nacg.ca